Exhibit 99.1

Sapiens wins XCelent award for Customer Base and Support for UnderwritingPro for Life & Annuities

Sapiens UnderwritingPro solution drives efficiency and automation with advanced technology and end-to-end functionality

Rochelle Park, N.J., December 18, 2024—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Sapiens UnderwritingPro for Life & Annuities has received a 2024 XCelent award, in the Customer Base and Support categories in the North America region for new business and automated underwriting (NBUW) systems. This marks the third consecutive time Sapiens has been awarded by Celent for its underwriting solution.

Research and consulting firm Celent analyzed 20 NBUW systems for North America life insurance and using their Technical Capability Matrix placed solutions in categories based on the sophistication and breadth of its technology and functionality. Based on reference materials and a live demonstration, Sapiens was highlighted as a Functionality Standout in the matrix. Customer base and support is also analyzed with opinion drawn from customer references and Sapiens was recognized as the top performer in this category.

"This award acknowledges Sapiens' commitment to delivering exceptional solutions that empower insurers to streamline processes and achieve superior outcomes," said Roni Al-Dor, CEO and President of Sapiens. "UnderwritingPro reflects our dedication to innovation, customer success, and operational excellence, enabling our clients to drive efficiency and elevate their underwriting capabilities."

According to the Celent report, “The system’s case management and underwriting features provide end-to-end functionality for the full underwriting process. A new feature is direct messaging with agents within the UnderwritingPro system, where underwriters can add case notes and request specific documents from agents, which are then visible in the agent’s portal.” Celent also recognized significant investment into Sapiens Underwriting Rules Engine stating "The rules engine was revised to provide search capability, and the UI across all rules engine components makes configuration much simpler. Most Sapiens clients are self-sufficient and manage their rules with non-technical staff."

The report added, “UnderwritingPro’s client base has helped this become a strong new business and underwriting solution targeted at making the underwriting process more effective and efficient for any line of business. Celent believes it should be on an insurer’s short list if they are looking for a new business and underwriting system.”

Sapiens UnderwritingPro is a web-based, new business, automated underwriting solution that drives straight-through processing, elevating both the internal and external customer experience. Using traditional data and evolving, alternative data sources, UnderwritingPro provides innovative and accelerated risk analysis and a full-featured underwriting workbench to support the wide spectrum of new business cases, from application receipt to coverage decision.

To download the report, click here

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

www.sapiens.com

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations
Sapiens International
Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realise revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com